                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. )(1)

                           Long-e International, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
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                         (Title of Class of Securities)

                                    54265M108
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                                 (CUSIP Number)

                                December 29, 2006
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             (Date of Event Which Requires Filing of this Statement)
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Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /     Rule 13d-1(b)

         /x/     Rule 13d-1(c)

         / /     Rule 13d-1(d)

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(1) The  remainder  of this  cover  page  shall be  filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The  information  required in the  remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

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CUSIP No. 54265M108                   13G                      Page 2 of 5 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    VISION OPPORTUNITY MASTER FUND, LTD.(2)
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLANDS
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 NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,193,550 shares (3)
  OWNED BY     -----------------------------------------------------------------
    EACH           6     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                              3,193,550 shares (3)
               -----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                              0 shares
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    9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,193,550 shares (3)
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    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /
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    11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    9.9%
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    12         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(2) Adam Benowitz,  in his capacity as managing member of the Reporting  Person, has ultimate dispositive power over the shares held by the Reporting Person. Mr.
Benowitz disclaims beneficial ownership of the shares disclosed herein except to the extent of his equity interest therein.

(3) Includes  693,550  shares of common stock issuable upon exercise of warrants that  are  exercisable  currently  or  within  60 days of the date  hereof,  and excludes 1,556,450 shares of common stock issuable upon the exercise of warrants that are not  exercisable  within the said 60-day  period  pursuant to the terms thereof.  Pursuant to the terms of the warrants,  the  Reporting  Person may not acquire shares of common stock upon exercise of the warrants to the extent that, upon exercise,  the number of shares of common stock  beneficially  owned by the
Reporting  Person  and  its  affiliates  would  exceed  9.9% of the  issued  and outstanding shares of common stock of the issuer.

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CUSIP No. 54265M108                   13G                      Page 3 of 5 Pages
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Item 1(a).        Name of Issuer:
                  Long-e International, Inc. (formerly known as Inncardio, Inc.)

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  C-6F Huhan Chuangxin Block, Keyuan Road
                  Hi-Tech Industry Zone
                  Shenzhen, 518000
                  Guangdong, China

Item 2(a).        Name of Person Filing:

                  Vision Opportunity Master Fund, Ltd.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  20 W. 55th Street, 5th Floor
                  New York, New York 10019

Item 2(c).        Citizenship:

                  Cayman Islands

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  54265M108

Item 3.           If This  Statement  is Filed  Pursuant  to Rule  13d-1(b),  or
                  13d-2(b) or (c), Check Whether the Person Filing is a:

                  /X/   Not Applicable

         (a)      / /   Broker  or dealer  registered  under  Section  15 of the
                        Exchange Act.

         (b)      / /   Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)      / /   Insurance  company as defined in Section 3(a)(19) of the
                        Exchange Act.

         (d)      / /   Investment  company  registered  under  Section 8 of the
                        Investment Company Act.

         (e)      / /   An   investment   adviser   in   accordance   with  Rule
                        13d-1(b)(1)(ii)(E).

         (f)      / /   An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F).

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CUSIP No. 54265M108                   13G                      Page 4 of 5 Pages
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         (g)      / /   A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G).

         (h)      / /   A savings  association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.

         (i)      / /   A church plan that is excluded from the definition of an
                        investment   company  under  Section   3(c)(14)  of  the
                        Investment Company Act.

         (j)      / /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership

                  The  percentage   reported  herein  is  calculated   based  on
31,259,714  shares of common  stock  outstanding  as of December  29,  2006,  as reported  in the  Issuer's  Form 8-K  filed  with the  Securities  and  Exchange
Commission on January 8, 2007.

                  See Cover Pages Items 5-11.

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting  person has ceased to be the  beneficial  owner of more than five percent of the class of securities, check the following [].

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable

Item 7.           Identification  and  Classification  of the  Subsidiary  Which
                  Acquired the Security  Being Reported on by the Parent Holding
                  Company or Control Person.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certifications.

                  By signing  below I certify  that, to the best of my knowledge and belief, the securities  referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing  the control of the  issuer  of the  securities  and  were  not  acquired  and are  not  held in connection  with or as a participant in any  transaction  having that purpose or effect.

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CUSIP No. 54265M108                   13G                      Page 5 of 5 Pages
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                                    SIGNATURE

                  After  reasonable  inquiry and to the best of my knowledge and belief,  I certify  that the  information  set forth in this  statement is true, complete and correct.

Dated: January 8, 2007                    VISION OPPORTUNITY MASTER FUND, LTD.

                                          By: /s/ Adam Benowitz
                                              ----------------------------------
                                              Name:  Adam Benowitz
                                              Title: Managing Member